UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 8, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Amended Form N-8F for True Funds

Unified Series Trust (“Registrant”) (SEC File No. 811-21237 and CIK 0001199046)

Ladies and Gentlemen:

On May 3, 2006, a Form N-8F/A was erroneously filed under Registrant’s SEC file numbers shown above. Registrant does not have any information regarding the circumstances of this filing. It appears to have been an inadvertent mis-coding of a filing by True Funds or its agent.

The N-8F/A was intended for True Funds, SEC File No. 811-21588 and CIK 0001292273. The N-8F/A was filed under the correct file numbers on May 4, 2006.

The erroneously filed N-8F/A is causing an 8A-12B filing for Unified Series Trust to be suspended.

Registrant requests that the erroneously filed N-8F/A be withdrawn.

The accession numbers for the filings are as follows:

	SEC Accession No.	Date	Registrant
Erroneous Filing	0001035449-06-000237	May 3, 2006	Unified Series Trust 811-21237
Corrected Filing	0001035449-06-000239	May 4, 2006	True Funds 811-21588

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP